Alteryx, Inc.

3345 Michelson Drive, Suite 400

Irvine, California 92612

March 21, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director Greg Dundas, Attorney-Advisor Dean Suehiro, Senior Staff Accountant Christie Wong, Staff Accountant

Re:

Alteryx, Inc. Registration Statement on Form S-1 (File No. 333-216237) originally filed

February 24, 2017, as amended, and corresponding Registration Statement on Form 8-A

(File No. 001-38034) filed March 16, 2017

Requested Date: March 23, 2017

Requested Time: 4:00 PM Eastern Time

Ladies and Gentlemen:

Alteryx, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to declare the above-captioned Registration Statements on Form S-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Michael A. Brown or Ran D. Ben-Tzur, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Brown at (415) 875-2432 or, in his absence, Mr. Ben-Tzur at (650) 335-7613.

* * *

Sincerely,

ALTERYX, INC.

By:	/s/ Dean A. Stoecker
Dean A. Stoecker
Chairman of the Board of Directors and Chief Executive Officer

cc:	Kevin Rubin, Chief Financial Officer
Christopher M. Lal, Senior Vice President, General Counsel and Corporate Secretary
Alteryx, Inc.

Gordon K. Davidson, Esq. William L. Hughes, Esq. Ran D. Ben-Tzur, Esq. Fenwick & West LLP

[Signature Page to Company Acceleration Request Letter]